CF Finance Acquisition Corp. II

110 East 59th Street

New York, NY 10022

February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Sherry Haywood

Re:	CF Finance Acquisition Corp. II
Registration Statement on Form S-4
Filed December 23, 2020, as amended
File No. 333-251683

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Finance Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on Tuesday, February 16, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Sabrina He of Ellenoff Grossman & Schole LLP at (646) 895-7190 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Howard W. Lutnick

Howard W. Lutnick

Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Hughes Hubbard & Reed LLP

Skadden, Arps, Slate, Meagher & Flom LLP